

December 8, 2010

Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

>   **Re: Aquamer Medical Corp.**
>   **Revised Definitive Proxy Statement on Schedule 14A**
>   **Filed December 3, 2010 and December 6, 2010**
>   **File No. 000-52327**

Dear Mr. Reilly:

We have limited our review of your amended filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Cover page</u>

1.   If your elect to summarize our comments as you do in the explanatory note on the cover page, please ensure such summary accurately reflects our comments. We note, for example, that you state that the proxy statement is being issued in response to comments issued by the staff "(vi) to change the dates relating to the mailing of this revised definitive proxy statement and the date of the special meeting." We did not issue such a comment. Please tell us how you intend to correct this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Eric Hellige, Esq.